

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2013

Via E-mail
Mr. Larry G. Swets, Jr.
President and Chief Executive Officer
Kingsway Financial Services, Inc.
45 St. Clair Avenue West, Suite 400
Toronto, Ontario, Canada M4V 1K9

  Re: Kingsway Financial Services, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2012
    Filed March 22, 2013
    File No. 001-15204

Dear Mr. Swets:

  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

  After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements

Note 11 Intangible Assets, page 69

1. Please provide us a robust analysis supporting your conclusion that renewal rights at January 1, 2011 became indefinite-lived intangible assets and no longer subject to amortization. In addition, please explain why these rights were not impaired at December 31, 2012, given your risk factor disclosures on pages 19 and your assertions on page 75 that your operations remain challenged and as a result the company's ability to utilize losses reflected in its deferred tax assets is uncertain.

Note 29 Statutory Balances and Accounting Practices, page 87

2. Regarding your disclosure that statutory amounts for the latest period are unaudited, please represent to us that you will remove this designation in future filings as this information is required by ASC 944-505-50-1a. To the extent you intended to express that the audits of your statutory financial statements were not yet complete at the time you issued your financial statements, we do not believe that the timing of regulatory filings is relevant to disclosures required by GAAP.

3. Although you disclose in Note 28 that each of your insurance subsidiaries, with the exception of Amigo, exceeded the 200% risk-based capital ratio threshold, please provide us proposed disclosure to be included in future periodic reports of the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure by providing an indication of the magnitude of the excess at your insurance subsidiaries other than Amigo.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant